--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A

                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                                      and
                                 SCHEDULE 13D/A

                           Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               ----------------

                   International Comfort Products Corporation
                           (Name of Subject Company)

                               ----------------

                            Titan Acquisitions, Ltd.
                        United Technologies Corporation
                                   (Bidders)

                               ----------------

                     Ordinary Stock, No Par Value Per Share
                         (Title of Class of Securities)

                               ----------------

                                  458978-10-3
                     (CUSIP Number of Class of Securities)

                               ----------------

                           William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                        United Technologies Corporation
                              One Financial Plaza
                               Hartford, CT 06101
                           Tel. Number (860) 728-7000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                               ----------------

                                With a copy to:
                          Christopher E. Austin, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                               ----------------

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 2 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  Titan Acquisitions Ltd.
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  AF
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Province of New Brunswick, Ontario, Canada
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 3 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  United Technologies Corporation
  060570975
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  WC & OO
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Delaware
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 INTRODUCTION

  Titan Acquisitions, Ltd., a corporation organized under the laws of the Province of New Brunswick, Canada ("Purchaser"), and United Technologies Corporation, a Delaware corporation ("Parent"), hereby amend their joint Tender Offer Statement on Schedule 14D-1 dated June 30, 1999 relating to an offer to purchase all outstanding ordinary shares (the "Shares") of International Comfort Products Corporation, a corporation continued under the federal laws of Canada (the "Company"), at US$11.75 per Share (such Tender Offer Statement on Schedule 14D-1, the "Schedule 14D-1"). All terms defined in the Schedule 14D-1 have the same meanings in this Amendment.

Item 2. Identity and Background.

  The following paragraph is hereby inserted after the last sentence:

  Annex I of the Offer to Purchase shall be deemed to be amended as follows:
On July 14, 1999, Purchaser decided to appoint the following additional officers, each of whom concurrently serves as an employee of either Parent or Parent's wholly owned subsidiary, Carrier Corporation: William Brown (Vice President), Lawrence Mowell, Jr. (Vice President), Donald Cawley (Vice President), Robert Wylie (Vice President), Frank Hartman (Vice President), Gilles Renaud (Vice President and Treasurer), John Healy (Secretary), George Minnich (Assistant Treasurer), Christopher Witzky (Assistant Treasurer) and Christine Rua (Assistant Secretary).

Item 10. Additional Information.

  (e) The following sentence is hereby inserted after the last sentence:

  On July 8, 1999, the Company and its directors filed a motion to dismiss the class action that had been brought against them by two shareholders of the Company in the Chancery Court for the State of Tennessee, Marshall County, Lewisburg in relation to the Offer.

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          United Technologies Corporation

                                             /s/ William Trachsel
                                          By: _________________________________
                                            Name: William Trachsel
                                            Title:Senior Vice President,
                                                  General Counsel & Secretary

                                          Titan Acquisitions, Ltd.

                                            /s/ Ari Bousbib
                                          By: _________________________________
                                            Name: Ari Bousbib
                                            Title:President

Dated July 15, 1999

                                 EXHIBIT INDEX

  The following items (a)(8) and (a)(9) are hereby added to the Exhibit Index:

 Exhibit
   No.                             Description
 -------                           -----------                             ---
 (a)(8)  Complaint, dated June 25, 1999, filed in the Chancery Court for the State of Tennessee, Marshall County, Lewisburg

 (a)(9)  Motion to Dismiss, dated July 8, 1999, filed in the Chancery
         Court for the State of Tennessee, Marshall County, Lewisburg



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